EXHIBIT 5.1

[ Letterhead of Bass, Berry & Sims PLC ]

July 9, 2003

Board of Directors

Mid-America Apartment Communities, Inc.

6584 Poplar Avenue, Suite 300

Memphis, Tennessee 38138

Gentlemen:

We have acted as counsel to Mid-America Apartment Communities, Inc., a Tennessee corporation (the “Company”), in connection with the offer and sale of 5,600,000 shares (6,200,000 shares if the underwriters’ over-allotment option is fully exercised) of 8.30% Series H Cumulative Redeemable Preferred Stock, $.01 par value per share, of the Company (the “Series H Preferred Stock”). The Series H Preferred Stock will be issued in an underwritten public offering in the manner and upon the terms set forth in the Registration Statement on Form S-3 (File No. 333-60285) filed by the Company with the Securities and Exchange Commission (the “Commission”) on September 9, 1998 under the Securities Act of 1933, as amended, (the “Registration Statement”), as well as the prospectus dated September 9, 1998 and the prospectus supplement thereto dated July 9, 2003 (together, the “Prospectus”), pursuant to an Underwriting Agreement (the “Underwriting Agreement”) dated as of July 9, 2003 among the Company, Mid-America Apartments, L.P. and Raymond James & Associates, Inc., as representative of the several underwriters named therein.

In rendering this opinion, we have relied upon, among other things, our examination of such records of the Company and certificates of its officers and of public officials as we have deemed necessary. In our examination of the foregoing, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the accuracy and completeness of all documents submitted to us, the authenticity of all original documents, and the conformity to authentic original documents of all documents submitted to us as copies. We have also assumed that the shares of Series H Preferred Stock will not be issued in violation of the ownership limit contained in the Company’s charter, as amended and restated.

The opinions set forth in this letter are based upon and are limited solely to the laws of the State of Tennessee and the United States of America, and we

express no opinion herein concerning the laws of any other jurisdiction.

Based upon, subject to and limited by the foregoing, we are of the opinion that the Series H Preferred Stock is duly authorized and, when issued and delivered pursuant to the terms of the Underwriting Agreement and upon receipt by the Company of the consideration for the Series H Preferred Stock specified in Underwriting Agreement, the shares of Series H Preferred Stock will be validly issued, fully paid and nonassessable. This opinion letter has been prepared for your use in connection with the offering and sale of the shares of Series H Preferred Stock and speaks as of the date hereof. We assume no obligation to advise you of any changes in the foregoing subsequent to the delivery of this opinion letter. We hereby consent (i) to the filing of this opinion letter as Exhibit 5.1 to the Company’s Current Report on Form 8-K, filed with the Commission on or about the date hereof, which will be incorporated by reference into the Registration Statement and (ii) to the reference to this firm under the caption “Legal Matters” in the Prospectus.

Very truly yours,

BASS, BERRY & SIMS, PLC

By: /s/ John A. Good

John A. Good, Member